

LOVESEAT.COM

2019 Report

Dear investors,

We've made a successful transition in our business model and have achieved profitability for the last three months. We believe that the company will be profitable moving forward as we continue to grow across geographies and categories. We appreciate your support and faith in our team and business. Your financial backing has been instrumental in getting us to where we are today.

We need your help!

We're looking forward to continuing our expansion in California. If you have a network in major California cities outside of San Diego and Los Angeles, we would like to talk to you about our expansion plans.

From a longer term perspective, we anticipate expanding geographically outside of California, so if you have knowledge and experience in local markets, we would love to chat.

We continue to source inventory from ecommerce and brick and mortar retailers. If you have any connections in inventory liquidation sourcing, we hope we can discuss.

Sincerely,

Chris Stanchak
Cofounder & CEO

Jenny Stanchak
Cofounder & CTO

Our Mission

We intend to take Loveseat nationwide. While our only focus at this time is used home furnishings, there are many other categories where we think the Loveseat experience is significantly better than the incumbents. By combining online auctions with a physical warehouse, we're able to eliminate the pricing friction of Craigslist and the shipping friction of eBay. There is potential to build a $1b/year transactional marketplace focused exclusively on local used goods.

See our full profile

How did we do this year?

Report Card

B+

The Good

- Profitable Q1 2020.
- Auction model is working and growing.
- Unlocked large supply of inventory that scales nationally

The Bad

- Normal operational growing pains
- Limited square footage
- Experimented in a couple inventory categories that weren't high performers

2019 At a Glance

January 1 to December 31

$1,085,012 [44%]
Revenue

-$286,101
Net Loss

$71,126 [27%]
Short Term Debt

$173,145
Raised in 2017

$261,304
Cash on Hand
As of 05/ 4/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Loveseat.com is a thriving local online auction marketplace in San Diego & Los Angeles. Today we are selling over 2,000 pieces of furniture and decor on a monthly basis. We plan to scale up our operations in our current markets as well as to expand geographically, ultimately to every city in the United States.

We intend to take Loveseat nationwide. While our only focus at this time is home furnishings, there are many other categories where we think the Loveseat experience is significantly better than the incumbents. By combining online auctions with a physical warehouse, we're able to eliminate the pricing friction of Craigslist and the shipping friction of eBay. There is potential to build a $1b/year transactional marketplace focused exclusively on local used goods.

Milestones

Loveseat, Inc was incorporated in the State of Delaware in July 2015.

Since then, we have:

- Selling 500+ pieces of furniture each week.

- 96% of items sell in 1 week at an average price of $55.

- Solid founding team - Wharton / Venmo (exit) / Ticketleap (exit).

- 61% of bidders repeat monthly.

- Take rate is 68% of Gross Merchandise Sales.

- Market opportunity north of $1b annually.

- Nearly 25% of consignors have participated in 3+ auctions.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $1,085,011.86 compared to the year ended December 31, 2018, when the Company had revenues of $1,920,425.21. Our gross margin was 74.81% in fiscal year 2019, compared to 66.77% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $223,599.72, including $143,902.78 in cash. As of December 31, 2018, the Company had $360,781.25 in total assets, including $121,230.04 in cash.

- *Net Loss.* The Company has had net losses of $286,100.63 and net losses of $447,988.06 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $93,420.87 for the fiscal year ended December 31, 2019 and $129,122.07 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $119,500 in debt, $1,793,332 in equity, and $405,337 in SAFEs.

Our business is currently operationally profitable and we do not anticipate the financial need to raise money in the future. We are considering the possibility of raising additional funds to fuel growth across geographies and categories.

Runway & Short/Mid Term Expenses

Loveseat, Inc cash in hand is $261,303.69, as of May 2020. Over the last three months, revenues have averaged $172,937.51/month, cost of goods sold has averaged $72,465.18/month, and operational expenses have averaged $81,118.29/month, for an average net margin of $19,354.04 per month. Our intent is to be profitable in 6 months.

Our financial operations were profitable in Q1 2020 and April 2020. We continue to expand to new categories and a larger percentage of our business is new, returned merchandise rather than vintage items.

We expect our revenues to grow over the next 3-6 months as we expand our operations by moving into larger warehouses and new cities. Expenses will grow accordingly, but we expect to remain operationally profitable.

Net Margin: -26% **Gross Margin: 75%** **Return on Assets: -128%** **Earnings per Share: -$20,435.76**

Revenue per Employee: $98,637 **Cash to Assets: 64%** **Revenue to Receivables: ~** **Debt Ratio: 42%**

Financial_Statements_12.31.19__1_.pdf

2019_Gaap_Financials.pdf

We ❤ Our 264 Investors

Thank You For Believing In Us

Chris Stanchak
Jurijs Kovzels
Rob Emrich
Andrew Douglas VanderP...
Nana Dooreck
Laura Lynn Bleier Tummin...
Corey Smith
Richard Garza
Brock Weatherup
Zachary Marcotte
Camilo Acosta
Pernel Gomah
Justin Keith Reeger
Catie McVinney
Roger Chan
Rishi J
Gregory Bates
Jo Ann Zahra
Jon Cunningham
Balakrishnen Varadarajan
Rajasekhar Yakkali
Patrick TIGUE
Steve Brady
Tracey Li Haymes
H. Wyatt Hanna, III
Hani Istwani
Sada Volkoff
Yo Sup Moon
Pavak Shah
Roger M Bean
John A STANCHAK
Cade Joiner
Brandon Johnston
Jorge Lizon Ramon
Mahmoud Abu-Okal
Vinodh Rajagopalan
Nathan Webber
Joseph Edward Smith

Gabriel Weinberg
Lance SCADDEN
Lucelia Chou
Raul Rodriguez
Garen Corbett
Gabriel Weinberg
Glenn Brooker
David Brown
Dan Kurani
Heather Bentley
Justin Renfro
Heather Bentley
Zuzana Mlcak-Rehm
Pratiksha Patel
John Danesi
Bogdan Milin
Marcus Cuda
Geronimo P Noblejas
Stephen William WALLS
Okwudili C Amaechi
David Weiss
Kal Vepuri
Cathy C VALTRAKIS
Danny Farra
Dan And Solveig Deuprey
Jesus Aguilar
Ahmed Adam Shamma
Robbin R Dawson Gst Trust
Jennifer Carroll
Philip Gill
Faisal Almutlaq
Fernando Muniz
Harlan Kawamoto
John Timmerman
Scott Gall
Michael Peter Bahra
Tony Jensen
Ann Thrappas

Leonard Helbig
Jim Young
Francisco Ramirez
Shaun Wong
Jeffrey Dreisinger
Maxwell Kilb
Peter Johnston
Steve Land
Chris Bennett
Daniel Epler
Mike Wienick
Chris Bennett
William Price
Jeremy Johnson
Zaheer A Zaidi
Loryn Higgins
Bogdan Milin
Santosh Kumar
Richard HALPRIN
David Montross
Paul Hone
Robert Noack
Srinivasa Reddy Mukkala
Louis Monday
Benjamin Comin
Kevin Farrell
Chee Ho Tey
Rachel Young
Janet Linda Hardowin
Lynne Ann Sireci
James Ford
Jason Jarvis
Michael Berg
Michelle Schaaf
Stefan Dossev
Kaya Dzankich
Ellis Eckles
Maria C Arevalo

Carmon Reynolds
Daniel Ely Rankin
Marcus Clark
Ron Waksman
Desiree Hall
John R. Patrick
Dylan Nelson Phillips
Khaled Naim
Kenneth Hill
Kenneth McGhee
Tony Mathew
Paul Washington
Kevin Klein
Mary Harrington
Aaron Freed
Nemanja MILOSEVIC
Garrison Adomian
Victoria Sanders
Oliver Ray Reed
John A STANCHAK
Matt McKee
S.A. Meservey
Danny Travis
Laura Berman
Jan Capetanopulos Habash
Dana Kettler
David Morovitz
Gina O'Donovan
Steve Ressler
Amanda L Banker
Mike T
Parick William Tigue
Salvador Chavez
Fred Alton Davis
Jacobus Dirk Spreeuwen...
Cynthia Harrington
Michael Fink
Jonny Price

Harun Ali
Steve Land
Harold Albaugh
Devin BROWNE
John F Wingate
Dan Ohlson
Tim Johnson
Freddy Dopfel
Carly Palmour
Sibaranjan Pattnayak
Shadi Abudayyeh
Ryan Meinzer
Kenneth McGhee
Bobby Edelman
Santosh Kumar
Diane Green
Mark Samuels
Sung Yun LEE
Troy Shettlesworth
Ronald J. Davi
Daniel Figueiredo
Simon Skowronski
Meredith Morton
Danielle Vigent
Nicole DiGiorgio
Alison Korte
Sharon Shemtov
Francesca Runza
David Cooper
Catherine Ulve Jacobs
Ulo Sostra
Jacob Stein
Elisa Ingrassia
Anthony Keith
Harsh Vardhan Singh
Dustin Yates
Eliecer Navarro
Jiwon Moon

Laura Lynn Bleier Tummin...
Craig Vom Lehn
Ana Kilani
Gabriel Gutierrez
Vidal Guzman
Dea Wilson
Cyndi Reyes
Michael Beaton
David Simmons
Marcus Morgan
Barbara Kritzik
David Simmons
Travis Hunter Brooks
Trevor Ghylin
Marsha Weisss
Stephen William WALLS
Nathan Richardson
Ravi Kumar Commuri
Robert B. GREENE
Brad Kaminsky
John Gaczewski
Dan Schoeffler
Aaron Froug
Daniel Sebastian Deckner
Howard Snyder
Genevieve Cloutier Gagnon
Tina Marie A Jones
Diane Kamp
Chris Laan
Michael Assouline
Kerry Killeen
Michelle Pujadas
Joel Sowders
Daniel Weller
Yolanda Levels
Sherry R Whitsett
Teem Osborn

Nicholas Hillard
Andy Dupre
Dr. Ala M Shaqra
Maxwell Kilb
Chris Stanchak
Boudewijn Berendsen
Kevin Brown
Cheng Wanli Peng
Gus Garcia-Roberts
Alex Perec
Sergio Stephano
Tobias Dijkstra
Hatem Bazian
Hillary Burgess
Cody Thornton
Clyde Martin
Angel May
Michael Balp
Wei Huang
Thomas Kenaya
Linda York
Paul Dekker Fraser
Kathryn Cruz
Jacob Harry
Scott Ross
Brock Williams
Brian Augenstein
Robert D Nock
Robert T. Rambo
Matt McKee
Vincent Huang
Alexander Nee
Freda Braswell
Nathan Bosio
Paul Luna
James Tran
Thomas Kenaya

Thank You!

From the Loveseat.com Team



Chris Stanchak
Cofounder & CEO



Jenny Stanchak
Cofounder & CTO

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Gabriel Weinberg	CEO & Founder @ Duckduckgo	2015
Chris Stanchak	CEO @ Loveseat, Inc	2015
Jenny Stanchak	CTO @ Loveseat, Inc	2015

Officers

OFFICER	TITLE	JOINED
Chris Stanchak	CEO	2015
Jenny Stanchak	CTO	2015

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Chris Stanchak	4,500,000 common stocks	29.6%
Jenny Stanchak	4,500,000 common stocks	29.6%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
12/2015	$506,423	Preferred Stock	Regulation D, Rule 506(b)
07/2018	$50,000	Safe	Regulation D, Rule 506(c)
01/2016	$749,974	Preferred Stock	Regulation D, Rule 506(b)
04/2017	$536,935	Preferred Stock	Regulation D, Rule 506(b)
11/2019	$10,000	Safe	Regulation D, Rule 506(c)
05/2019	$100,000	Safe	Regulation D, Rule 506(c)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Wells Fargo	11/29/2016	$57,000	$36,134	5.0%	12/05/2022	Yes
Square Capital	03/16/2018	$62,500	$24,241	13.0%	09/12/2019	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stocks	16,914,637	9,000,000	Yes
Series Seed Preferred Stocks	4,292,583	4,292,583	Yes
Series Seed 2	2,819,284	1,513,773	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	288,863

Risks

The Company's current auction locations are based where it previously had retail operations. The cost and effort associated with launching an auction may be different in a location where it has not had a prior operation.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

At this time, the Company's operations are limited to Southern California. The market opportunity may not be the same in other regions. This may limit the Company's ability to grow.

The Company may not raise enough capital to fund its losses while trying to get to profitability.

A large well-funded established player (Amazon, eBay, etc) could enter the localized auction business and disrupt our plans.

The Company plans to expand into other categories beyond furniture and decor. The economics associated with these expansions may not be similar to the economics of the existing category.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Loveseat, Inc

- Delaware Corporation
- Organized July 2015
- 11 employees

7724 Clairemont Mesa Blvd
San Diego CA 92111

https://www.loveseat.com

Business Description

Refer to the Loveseat.com profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Loveseat.com is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT



You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/loveseat/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*